SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2) (1)

                     A-Power Energy Generation Systems, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G04136100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                         2775 Via de la Valle, Suite 204
                                Del Mar, CA 92014
                            United States of America
                                 (858) 259-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 10, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    G04136100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,612,049

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,612,049

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,612,049

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.73%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    G04136100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,612,049

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,612,049

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,612,049

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.73%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    G04136100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,836,032

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,836,032

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,836,032

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.06%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    G04136100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,554,433

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,554,433

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,554,433

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.82%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   G04136100
          ---------------------

-------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is A-Power Energy Generation Systems, Ltd. (formerly known as China Energy Technology Limited), a company formed under the laws of the British Virgin Islands (the "Issuer"). The address of the Issuer's offices is No. 64 Huanghai Road, Yuhong District, Shenyang, Liaoning, China 110141. This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") relates to the Issuer's Common Stock (the "Shares").

-------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Amendment No. 2 is being filed to report material changes in the beneficial ownership of Shares of (i) Jeffrey L. Feinberg, a United States citizen, (ii) JLF Asset Management, L.L.C., a Delaware limited liability company ("JLFAM"), (iii) JLF Partners I, L.P., a Delaware limited partnership ("JLF1"), and (iv) JLF Offshore Fund, Ltd., a Cayman Islands company ("JLFOS")
(collectively,  the "Reporting  Persons").  These material changes resulted from
(i) sales of Shares by JLF1, JLFOS, JLF Partners II, L.P., a Delaware limited partnership ("JLF2") and JLF Concentrated Partners, L.P., a Delaware limited partnership ("JLFCN"), and (ii) the shifting of Shares among JLF1, JLF2 and JLFOS for portfolio rebalancing purposes.

     (b) The principal business address for JLFAM is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for Jeffrey L. Feinberg and JLF1 is c/o JLF Asset Management, L.L.C., 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for JLFOS is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands, British West Indies.

     (c) Mr. Feinberg is the managing member of JLFAM, an investment management firm that serves as the investment adviser to JLF1, JLF2, JLFOS and JLFCN (collectively, the "Funds").

     (d) Jeffrey L. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

-------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg and JLFAM each may be deemed to beneficially own 4,612,049 Shares, consisting of 1,836,032 Shares held by JLF1, 160,796 Shares held by JLF2, 60,788 Shares held by JLFCN, and 2,554,433 Shares held by JLFOS.

     As of the date hereof, JLF1 may be deemed to beneficially own 1,836,032 Shares.

     As of the date  hereof,  JLF2 may be deemed  to  beneficially  own  160,796
Shares.

     As of the date  hereof,  JLFCN  may be deemed to  beneficially  own  60,788
Shares.

     As of the date hereof, JLFOS may be deemed to beneficially own 2,554,433 Shares.

     The funds for the acquisitions of the Shares came from the working capital of the Funds managed by JLFAM, over which Mr. Feinberg, through his role at JLFAM, exercises investment discretion. No borrowed funds were used to purchase these Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business. The total cost for these Shares acquired by the Funds is $37,914,276.65.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

-------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, (i) each of Mr. Feinberg and JLFAM may be deemed to be the beneficial owner of 4,612,049 Shares or 17.73% of the Shares of the Issuer, (ii) JLF1 may be deemed to be the beneficial owner of 1,836,032 Shares or 7.06% of the Issuer and (iii) JLFOS may be deemed to be the beneficial owner of 2,554,433 Shares or 9.82% of the Issuer, based upon the 26,017,000 Shares outstanding, according to a telephone communication with the Issuer on March 12, 2008.

     Each of Mr. Feinberg and JLFAM has the shared power to vote or direct the vote of 4,612,049 Shares to which this filing relates, while JLF1 has the shared power to vote or direct the vote of 1,836,032 Shares to which this filing relates, and JLFOS has the shared power to vote or direct the vote of 2,554,433 Shares to which this filing relates. No Reporting Person has the sole power to vote or direct the vote of any of the Shares to which this filing relates.

     Each of Mr. Feinberg and JLFAM has the shared power to dispose of or direct the disposition of 4,612,049 Shares to which this filing relates, while JLF1 has the shared power to dispose of or direct the disposition of 1,836,032 Shares to which this filing relates, and JLFOS has the shared power to dispose of or direct the disposition of 2,554,433 Shares to which this filing relates. No Reporting Person has the sole power to dispose of or direct the disposition of any of the Shares to which this filing relates.

     Transactions in the Shares effected since the Amendment No. 1 to Schedule 13D (the "Amendment No. 1") was filed on March 12, 2008 are listed in Exhibit B to this Amendment No. 2.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to the Shares.

-------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement.
     Exhibit B - Transactions since the Amendment No. 1 filed on March 12, 2008.
-------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 16, 2008
-----------------------
(Date)

                                            /s/ Jeffrey L. Feinberg*
                                            ---------------------------
                                            Jeffrey L. Feinberg

                                            JLF Asset Management, L.L.C.*

                                            By: /s/ Jeffrey L. Feinberg
                                                -------------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member

                                            JLF Partners I, L.P.

                                            By: /s/ Jeffrey L. Feinberg
                                                ------------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member of JLF Asset
                                            Management, L.L.C., its management
                                            company

                                            JLF Offshore Fund, Ltd.

                                            By: /s/ Jeffrey L. Feinberg
                                                --------------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member of JLF Asset
                                            Management, L.L.C., its investment
                                            manager


* These Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 2 to Schedule 13D dated April 16, 2008 relating to the Common Stock of A-Power Energy Generation Systems, Ltd. shall be filed on behalf of the undersigned.

                                            /s/ Jeffrey L. Feinberg
                                            -------------------------
                                            Jeffrey L. Feinberg

                                            JLF Asset Management, L.L.C.

                                            By: /s/ Jeffrey L. Feinberg
                                                ------------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member

                                            JLF Partners I, L.P.

                                            By: /s/ Jeffrey L. Feinberg
                                                -------------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member of JLF Asset
                                            Management, L.L.C., its management
                                            company

                                            JLF Offshore Fund, Ltd.

                                            By: /s/ Jeffrey L. Feinberg
                                                --------------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member of JLF Asset
                                            Management, L.L.C., its investment
                                            manager

April 16, 2008

                                    EXHIBIT B
                                    ---------

                          TRANSACTIONS IN SHARES SINCE
             AMENDMENT NO. 1 TO SCHEDULE 13D FILED ON MARCH 12, 2008

                           JLF Partners I, L.P.
                           --------------------

                               Number of Shares
Date                           Purchased/(Sold)                Price
----                           ----------------                -----

04/01/2008                     (151,520)                       $15.15(2)
04/01/2008                     (7,499)                         $14.86
04/03/2008                     (5)                             $15.01
04/07/2008                     (5,763)                         $15.13
04/08/2008                     (27,200)                        $15.76
04/08/2008                     (4,144)                         $15.86
04/09/2008                     (33,353)                        $16.30
04/10/2008                     (7,523)                         $16.17
04/15/2008                     (9,258)                         $16.16
04/15/2008                     (17,834)                        $16.30
04/15/2008                     (4,657)                         $16.26

                           JLF Partners II, L.P.
                           ---------------------

                               Number of Shares
Date                           Purchased/(Sold)                Price
----                           ----------------                -----

04/01/2008                     21,490                          $15.15(2)
04/01/2008                     (656)                           $14.86
04/07/2008                     (504)                           $15.13
04/08/2008                     (2,382)                         $15.76
04/08/2008                     (362)                           $15.86
04/09/2008                     (2,920)                         $16.30
04/10/2008                     (658)                           $16.17
04/15/2008                     (810)                           $16.16
04/15/2008                     (1,561)                         $16.30
04/15/2008                     (407)                           $16.26

                           JLF Concentrated Partners, L.P.
                           -------------------------------

                               Number of Shares
Date                           Purchased/(Sold)                Price
----                           ----------------                -----

03/28/2008                     (10,436)                        $15.25
03/28/2008                     (10,000)                        $15.29
03/28/2008                     (6,000)                         $15.60
04/01/2008                     (309)                           $14.86
04/07/2008                     (16,700)                        $15.04
04/07/2008                     (188)                           $15.13
04/08/2008                     (137)                           $15.86
04/09/2008                     (1,104)                         $16.30
04/10/2008                     (249)                           $16.17
04/15/2008                     (306)                           $16.16
04/15/2008                     (590)                           $16.30
04/15/2008                     (154)                           $16.26

                           JLF Offshore Fund, Ltd.
                           -----------------------

                               Number of Shares
Date                           Purchased/(Sold)                Price
----                           ----------------                -----

04/01/2008                     130,030                         $15.15(2)
04/01/2008                     (10,436)                        $14.86
04/03/2008                     (10)                            $15.01
04/07/2008                     (8,019)                         $15.13
04/08/2008                     (37,844)                        $15.76
04/08/2008                     (5,767)                         $15.86
04/09/2008                     (46,406)                        $16.30
04/10/2008                     (10,470)                        $16.17
04/15/2008                     (12,884)                        $16.16
04/15/2008                     (24,815)                        $16.30
04/15/2008                     (6,482)                         $16.26

(2) These transactions represent the shifting of Shares among JLF1, JLF2 and JLFOS for portfolio rebalancing purposes.



SK 02717 0006 873814